MTS Announces First Quarter 2013 Financial Results

MTS Reports Operating Profit of $420,000; Operating Activities Generate

$1.0 Million in Cash Flow in the First Quarter

The Company’s Audit Committee and Board of Directors Approved an Update to the Compensation Terms of Mr. Yaakov Goldman that are Equal to the Amounts Paid to the Company’s Outside Directors

Ra’anana, Israel –May 9, 2013 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced its financial results for the first quarter of 2013.

Revenues for the first quarter of 2013 were $3.3 million, compared with $3.0 million in revenues during the same quarter last year. The Company’s operating profit was $420,000 in the first quarter of 2013, compared to operating profit of $280,000 in the first quarter of 2012. Net income in the first quarter was $344,000, or $0.07 per diluted share, compared to net income of $310,000, or $0.07 per diluted share, in the first quarter of 2012. As of March 31, 2013, MTS had cash and marketable securities of $5.4 million as compared to $4.3 million as of December 31, 2012.

“Our first quarter results were in line with our expectations. The Company is continuing to develop its Mobile Virtual Network Enabler (MVNE) activity and to promote both this activity and the Company’s Telecom Expense Management products through partners, new customer acquisitions and expanding our existing customer base. In parallel, we are closely monitoring our operating expenses and we will make the necessary adjustments based on the business needs and changes we see." said Eytan Bar, CEO of MTS.

The Company further announced today that in meetings held during May 2013, the Company’s audit committee and board of directors approved a resolution that the compensation terms of Mr. Yaakov Goldman, a director and member of the audit committee, be equal to the compensation terms of the Company’s outside directors, as defined under Israeli law.

Pursuant to the approval of the audit committee and board of directors, effective May 8, 2013, Mr. Goldman will be entitled to receive an annual fee, payable quarterly, of NIS 30,500 (currently approximately $8,500) and a per meeting attendance fee of NIS 1,700 (currently approximately $470). He previously received an annual fee of $16,800 and a per meeting fee of $400.  The Company’s audit committee and board of directors determined that the payment of the aforementioned sums to Mr. Goldman complies with the requirement set forth in Regulation 1A(2) of the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 2000 (the “Relief Regulations”) as they do not exceed the maximum amounts applicable to the compensation of the Company’s outside directors pursuant to the terms of the Israeli Companies Regulations (Rules regarding Compensation and Expense Reimbursement of Outside Directors), 2000.

In accordance with Regulation 1C of the Relief Regulations, if one or more shareholders holding at least one percent of the Company’s issued share capital or voting rights notifies the Company in writing of their objection to the provision of this relief no later than fourteen days from publication of this press release, the relief based on Regulation 1A(2) will not apply and the change in the terms of Mr. Goldman’s compensation will be subject to approval by the Company’s shareholders as required by the Israeli Companies Law, 1999.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of Telecom Expense Management (TEM) and Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions -- including integrated management of invoices, assets, wireless, optimization, usage, mobile device management (MDM), procurement, help desk and bill payment ,along with dashboards and reporting tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,261	$4,190
Restricted cash	440	38
Restricted marketable securities	141	139
Trade receivables, net	886	1,066
Deferred income tax	286	371
Other accounts receivable and prepaid expenses	194	175

Total current assets	7,208	5,979

LONG-TERM ASSETS:
Severance pay fund	704	658
Other investments	4	4

Total long-term assets	708	662

PROPERTY AND EQUIPMENT, NET	232	245

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	709	759

Total other assets	4,188	4,238

Total assets	$12,336	$11,124

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$287	$279
Accrued expenses and other liabilities	2,633	2,393
Deferred revenues	2,104	1,648
Liabilities of discontinued operations	435	435

Total current liabilities	5,459	4,755

LONG-TERM LIABILITIES
Accrued severance pay	852	800

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,224	20,120
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	13	5
Accumulated deficit	(14,196)	(14,540)

Total shareholders' equity	6,025	5,569

Total liabilities and shareholders' equity	$12,336	$11,124

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2013	2012
Revenues:
Product sales	$595	$833
Services	2,702	2,151

Total revenues	3,297	2,984

Cost of revenues:
Product sales	243	268
Services	908	817

Total cost of revenues	1,151	1,085

Gross profit	2,146	1,899

Operating expenses:
Research and development, net of grants from the OCS	344	374
Selling and marketing	588	524
General and administrative	794	721

Total operating expenses	1,726	1,619

Operating income	420	280
Financial income, net	19	32
Other income, net	-	-

Income before taxes on income	439	312
Taxes on income, net	95	2

Net income	$344	$310

Net income per Ordinary share:

Basic and diluted net income per Ordinary share	$0.07	$0.07

Weighted average number of Ordinary shares used in computing basic net income per share	4,639,899	4,459,057
Weighted average number of Ordinary shares used in computing diluted net income per share	4,784,153	4,466,034